The Global Total Return Fund

Reclassification of Capital Accounts: The Fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accounts Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase undistributed net investment income by
$22,383,921 and reduce accumulated net realized losses on investments by $22,383,921 for foreign currency gains realized or recognized during the year ended December 31, 1995. Net investment income, net realized gains and net assets were not affected by this change.